March 4, 2008

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sona Mobile Holdings Corp.

Amendment No. 1 to Registration Statement on Form SB-2

Filed on February 1, 2008

File No. 333-148254

Dear Ms. Jacobs:

This letter sets forth the responses of Sona Mobile Holdings Corp. (the “Company”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated February 22, 2008, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form SB-2 (the “Form SB-2/A”). We have duplicated below the comment set forth in the comment letter and have provided a response to the comment following the Staff’s comment.

1.

We note that Mitch Levin holds voting or dispositive power over securities held by three of your selling stockholders and is, therefore, the beneficial owner of approximately 19.3% of your outstanding shares. Given that Mr. Levine appears to be an affiliate of your company and he is selling a large block of the shares being registered, please provide your analysis as to why you believe the offering is a secondary offering rather than a primary offering. Please consider the factors referred to in telephone interpretation D.29 in the July 1997 Manual of Publicly Available Telephone Interpretations in preparing your response.

Barbara C. Jacobs

March 4, 2008

Affiliate Status

The Company respectfully submits that Mitch Levine is not an affiliate of the Company. Mr. Levine is the managing partner of three of the selling stockholders named in the Form SB-2/A: Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC (collectively, the “Levine Stockholders”) and, as such, is deemed to beneficially own the shares of the Company’s common stock beneficially owned by the Levine Stockholders (the “Shares”). All of the Shares were acquired, or are issuable upon conversion of notes or exercise of warrants that were acquired, in two separate private placement transactions that were negotiated at arms’ length (the “Private Placements”).

Mr. Levine does not control (directly or indirectly), is not controlled by and is not under common control with the Company. Mr. Levine’s only relationship with the Company is through his position as managing partner of the Levine Stockholders. The Levine Stockholders have no relationship with the Company other than by virtue of the Private Placements and their resulting shareholdings. The agreements between the Company and the Levine Stockholders that were entered into in connection with the Private Placements do not provide for any right to elect or appoint directors, nor any other right that would give the Levine Stockholders an opportunity to control, or participate in the control of, the Company. These agreements provide the Levine Stockholders with no special rights or additional benefits as compared to any other investor in the Private Placements. None of the notes or warrants held by the Levine Stockholders entitle them to any voting or other rights as stockholders of the Company prior to the exercise or conversion thereof. None of Mr. Levine nor any of the Levine Stockholders is or ever has been a director, officer or other employee of the Company or any of its subsidiaries.

The Levine Stockholders currently collectively hold 1,038,069 shares of the Company’s outstanding common stock. These shares were issued in a private placement that closed on July 7, 2006 (the “2006 Private Placement”). The Levine Stockholders have the right to acquire an additional 1,000,000 shares of common stock upon exercise of warrants (the “2006 Warrants”) issued in the 2006 Private Placement; 2,500,000 shares of common stock upon exercise of warrants (the “2007 Warrants”) issued in a private placement that closed on November 28, 2007 (the “2007 Private Placement”); and 5,000,000 shares of common stock upon conversion of the principal amount of the 8% senior unsecured convertible debentures due 2010 that were issued in the 2007 Private Placement (the “Notes”). The Levine Stockholders may receive additional shares of common stock in the event the Company elects to pay interest on the Notes in the form of shares; the Company seeks to register  1,600,000 shares of common stock for this purpose on behalf of the Levine Stockholders. These shares collectively total 11,138,069, representing (on an as-converted basis) 17.5% of the Company’s outstanding shares of common stock held by non-affiliates.

Notwithstanding the foregoing, the 2006 Warrants, 2007 Warrants and Notes each contain provisions stating that none of the Levine Stockholders, together with its affiliates, can own more than 9.999% (in the case of the 2006 Warrants) or 4.99% (in the case of the 2007 Warrants and Notes) of the

Barbara C. Jacobs

March 4, 2008

outstanding common stock of the Company, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). By the terms of these securities, this restriction on beneficial ownership may not be waived or amended by agreement of the parties. The Commission has previously supported the position that provisions such as this are effective to prevent the holder from being considered a beneficial owner of more than the contractual limit on beneficial ownership pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Exchange Act. See the Amicus Brief filed with the United States Court of Appeals, Second Circuit regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).

The Company’s outstanding common stock is diversely held. The five directors and officers, as a group, beneficially own 10.4% of the Company’s outstanding common stock. There are three additional stockholders unrelated to each other and unrelated to the Levine Stockholders that hold 8.2%, 8.3% and 9.7% of the Company’s common stock. No other stockholder or group of stockholders beneficially own more than 5% of the Company’s common stock. The nature of these holdings reduce the amount of control that could be exercised by the Levine Stockholders.

Accordingly, the Company respectfully submits that Mr. Levine is not an affiliate of the Company and none of the shares being registered for resale under the registration statement are being sold by or on behalf of the Company.

Additional Factors

We considered the factors referred to in telephone interpretation D.29 in the July 1997 Manual of Publicly Available Telephone Interpretations in our analysis of this offering. As you requested, we will set forth our analysis here. We believe that the factors set forth in the telephone interpretation support the Company’s position that the registration, including the shares to be sold on behalf of the Levine Stockholders, is a secondary offering and not a primary offering.

1.	Consideration should be given to how long the selling shareholders have held the shares:

The Notes and 2007 Warrants, which are convertible into and exercisable for the shares of common stock covered by the Form SB-2/A, have been held by the Levine Stockholders and the one other investor in the 2007 Private Placement (collectively, the “Investors”) since November 2007. The Investors have not exercised any of the 2007 Warrants nor converted any part of the Notes. No shares of common stock have been issued to date as payment of interest on the Notes.

2.	Circumstances under which they received them:

The Notes and 2007 Warrants were issued to the Investors pursuant to a completed private placement transaction that was negotiated at arms-length. The 2007 Private Placement was deemed by the Company to be exempt under Regulation D promulgated under the Securities Act of 1933, as

Barbara C. Jacobs

March 4, 2008

amended, and the rules and regulations promulgated thereunder (the “Securities Act”). The offering and sales made in connection with the 2007 Private Placement were made to a limited number of persons, all of whom were accredited investors, and transfer was restricted in accordance with the requirements of the Securities Act. The Investors were introduced to the Company by Roth Capital Partners, LLC, who acted as exclusive placement agent for the Company (the “Placement Agent”) in connection with the 2007 Private Placement. The Investors have been at market risk for their entire investment since the date of the 2007 Private Placement closing in November 2007. The Investors could not, after they paid for and acquired their securities at the closing of the 2007 Private Placement, immediately sell them into the public market. The securities issued in the 2007 Private Placement all bear, and any certificates of common stock issued upon conversion or exercise of the securities or payment of interest on the Notes, will bear, restrictive legends restricting transfer absent registration or the availability of an exemption from registration. The Company will receive no proceeds from the resale of any of the shares by the Investors.

3.	Their relationship to the issuer:

As described above, the Levine Stockholders have no relationship to the Company other than as investors who were introduced by the Placement Agent. Similarly, the other selling stockholder named in the registration statement, Bristol Investment Fund, Ltd., has no relationship with the Company other than as an investor, introduced to the Company by the Placement Agent, in the 2006 and 2007 Private Placements.

4.	The amount of shares involved:

There are currently 53,632,545 shares of the Company’s common stock outstanding held by non-affiliates. The Company is seeking to register on the Form SB-2/A 9,100,000 shares of common stock on behalf of the Levine Stockholders (14.5% of the Company’s outstanding common stock held by non-affiliates) and 12,133,333 shares of common stock (18.5% of the Company’s outstanding common stock held by non-affiliates) in the aggregate on behalf of all Investors.

5.	Whether the sellers are in the business of underwriting securities:

None of the Investors is a registered broker-dealer or an affiliate of a broker-dealer. Each of the Investors has advised the Company that it acquired the Notes and 2007 Warrants and underlying shares in the ordinary course of its business, as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities law, had no intention of distributing any of such securities in violation of the Securities Act or any applicable state securities law and had no direct or indirect arrangement or understandings with any other persons or entities to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law. To the Company’s knowledge, none of such Investors is in the business of underwriting securities. The issuance of the Notes and 2007 Warrants was not conditioned on the prior

Barbara C. Jacobs

March 4, 2008

effectiveness of a registration statement or otherwise on the Investors’ ability to resell the underlying shares.

6.	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

Given the nature of the 2007 Private Placement and the characteristics of the Investors, the Company respectfully submits that none of the Investors is acting as a conduit of the Company.

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If you have any questions or comments concerning the above, or if you require additional information, please contact me at (202) 508-6082.

Sincerely,

/s/ Heather R. Badami

Heather R. Badami

cc:	Matthew Crispino, Division of Corporation Finance

Shawn Kreloff, Sona Mobile Holdings Corp.